UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For June 23, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated June 23, 2005 - Holding(s) in Company

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOMINEE/REGISTERED NAME                                            SHARES HELD

BANK OF NEW YORK BRUSSELS                                              111,844

BROWN BROS HARRIMN LTD LUX                                           7,210,617

JP MORGAN, BOURNEMOUTH                                                  88,822

NATIONAL ASTL BK MELBOURNE                                              26,911

NORTHERN TRUST LONDON                                                   31,422

STATE STR BK AND TR CO LNDN                                             39,985

JP MORGAN, BOURNEMOUTH                                               5,491,492

BROWN BROS HARRIMAN AND CO                                                  78

BROWN BROS HARRIMAN AND CO                                              22,322

JP MORGAN CHASE BANK                                                    20,300

STATE STREET BANK AND TR CO                                             14,855

BANK OF NEW YORK BRUSSELS                                              608,080

BANK OF NEW YORK EUROPE LDN                                             99,855

CITIBANK LONDON                                                        193,967

CLYDESDALE BANK PLC                                                     58,177

JP MORGAN, BOURNEMOUTH                                               1,239,965

MELLON BANK                                                            115,421

NORTHERN TRUST LONDON                                                1,725,818

STATE STR BK AND TR CO LNDN                                            271,609

                                                                  ------------
                                              TOTAL                 17,371,540
                                                                  ============

5. Number of shares / amount of stock acquired

CHANGE OF HOLDING FOLLOWING SHARE CONSOLIDATION

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY SHARES OF 321/7P

10. Date of transaction

22 JUNE 2005

11. Date company informed

23 JUNE 2005

12. Total holding following this notification

17,371,540

13. Total percentage holding of issued class following this notification

5.10%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS A MATTHEWS - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY & GROUP LEGAL ADVISER

Date of notification

23 JUNE 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  June 23, 2005                          By:__/s/ Anthony Habgood__

                                              Title:   Chairman